Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Klein Financial, Inc.

On June 21, 2018, Old National Bancorp (“ONB”) held a conference call presentation with analysts and investors regarding its pending acquisition of Klein Financial, Inc. The following is the transcript of the presentation, the recording of which has been made available on ONB’s corporate website. The presentation slides referred to in the following transcript were previously filed on June 21, 2018 by ONB pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Klein Financial, Inc. (“Klein”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Klein, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

ONB and Klein and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Klein in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Klein. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Klein’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Klein to execute their respective business plans (including integrating the ONB and Klein businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Klein undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

Operator:

Welcome to the Old National Bancorp special conference call. This call is being recorded and has been made accessible to the public in accordance with SEC’s Regulation FD. The call, along with the corresponding presentation slides, will be archived for 12 months on the Investor Relations page at oldnational.com. Those participating today will be analysts and members of the financial community. At this time, all participants are in listen-only mode. Following management’s prepared remarks, we will hold a Question and Answer session. At this time, the call will be turned over to Bob Jones for opening remarks. Mr. Jones?

Bob Jones, Old National Bancorp’s Chairman and CEO:

Great, thank you Catherine, and good morning everybody. Thank you so much for joining us for today’s announcement. Joining me here in Minneapolis is Jim Ryan and John Moran.

Beginning on Slide 3, you’re all familiar with the forward-looking statements. Certain statements that I will make may be forward looking and I’ll identify those by the words like, would, should, could, etc., and certain numbers that we do use are non-GAAP, but we do feel that these are best for analytical purposes.

Beginning our presentation on Slide 4, as many of you know, when Mr. Moran joined the company he limited my ability to do jokes on calls, but he did say I could do analogies. So, let me just start with an analogy that talks about our partnership with Klein which is revolving around puzzles. My wife and I love to do puzzles when we travel, and we love to do them at home. There is just this great thrill when you’re doing a puzzle and you find the piece that fits perfectly. For me, that exactly describes what Klein is for Old National. It is an extraordinary compelling strategic fit that doubles our presence here in the Twin Cities. It complements our existing franchise up here and it gives us market coverage in Minneapolis-St. Paul that is unlike any other bank in the market. It also, with the low-cost funding and tremendous core deposit base that Klein has, gives us the capacity for future growth and the ability to leverage up the franchise. I think the obvious question is, you’re back in the Twin Cities again… Why? I would just say our success here since we’ve closed on Anchor Minneapolis has been phenomenal.

Total loan growth of 13% annualized and our deposit attrition less that what we originally modeled at 2%. A real testament to Jeff Hawkins and his team. I would also mention that as you think about Anchor, we are fully integrated. The system conversion is complete. Clearly, we have a little bit more wood to chop as we go through that, but we feel very comfortable with where we are.

I’ll discuss the financial returns later as we get through the presentation, I would just say that we feel extraordinarily well-positioned for execution on this transaction. Anchor and Klein were friendly competitors for a number of years. There are a lot of associates that have worked at both institutions and have a great deal of respect for each other. We had a dinner last night with Jeff Hawkins and Doug Hile and his team and it was kind of like a family reunion in many ways. We think that family reunion carries over as we go through execution. Very, very compatible philosophy, credit culture and all the things we look for. As in all our transactions, we have done extensive due diligence. In addition, Klein did a reverse due diligence and through that process we found no show-stoppers obviously. And again, we’ve got a great track record of integrations. As you all know. We treat integrations as a line of business and I think transactions like this is when it makes sense.

As I mentioned, it does create what we believe is the preeminent community bank in Minnesota, particularly in the Twin Cities. As you think about the Twin Cities, there’s a scarcity value within the franchise and we think Klein was the best available in that market. It’s got the size, the depth, great management, it’s got all the things we were looking for. It does position us to be number 5 in the market. As you all know from the last time we talked, number 1 and number 2 dominate the market with over 80% market share, and then you see the other players there. We think this market, much like the Midwest, is looking for a premier large community bank that is focused on small to medium-sized business and that retail client. As I mentioned earlier, the puzzle pieces fit together perfectly. The beauty of this franchise is that Anchor had a significant presence on one side of the river and Klein had a significant presence on the other side of the river. Combined we really become the only community bank that covers both sides. Again, I mentioned it and we’re going to talk a lot about it going forward, but our ability to leverage the strong core deposit franchise we think positions us very well.

To that point on Slide 6, you think about all the many strengths that Klein brings to Old National, we have been talking for years about the value of a core deposit franchise both from terms of Old National in terms of what we look for in our partners and Klein certainly fits that description. A 64% loan-to-deposit ratio, a low deposit beta is not even the right headline, they have a negative deposit beta, they have the 6th lowest cost of deposits in the Midwest, and what I would tell you, when you’re going through your model and thinking about the opportunity in the future, as with all our modeling, we have not talked at all about revenue synergies, but our ability to leverage that core deposit franchise with what we have in existing franchise here in Minneapolis, we think is a great upside. I would mention that post-close this transaction will lower Old National’s loan-to-deposit ratio from 90 to 85, and again we think that positions us extraordinarily well to compete.

Slide 7, it’s really talking just about the Twin Cities market. It talks about what Old National currently has via the Anchor partnership combined with Klein. A couple of points I’ll make here is that it does reiterate the balance with the core deposit franchise at Klein with the outstanding C&I franchise at Anchor, it does show the product breadth that we bring to the market place in addition to our ability to market within the franchise. Pro Forma, this reiterates it, again 80% loan-to-deposit within the franchise and we think there’s a lot of upside. This also shows just how nicely these two franchises come together.

Slide, 8, this is the Jim Ryan slide. Jim has coined a term called demographically accretive. That’s clearly played strongly here in the Twin Cities. For those of you that don’t know Ryan-isms or Moran-isms, demographically accretive really talks about markets or that greater population, higher household income and commercial density. When you think about the Twin Cities and look at the numbers we have in the graph, it clearly fits the bill here. It just reiterates the value and the beauty of the Minneapolis market or Twin Cities market. It epitomizes what we are encouraged by opportunities up here and why we feel the deal is so accretive to us both demographically and financially.

Moving on to Slide 9, we’ll talk a little bit about the transaction and the considerations. It’s a 100% stock transaction, so the deal value is slightly under $434 million. The multiples, let me point out a couple of them. One is the 15.6% times our 2019 estimated earnings and then under 10% earnings per share with cost saves. I think those are two very important measurements as we look at some of the recent deals done and then the 15% core deposit premium again reinforcing our desire and our belief that core deposit franchise has great value. Obviously, we’ll need to get the required closings and approvals from the regulatory agencies, but we would expect at this stage to be able to close in the fourth quarter with a conversion in the second quarter of 2019. We feel we are well-positioned to do that.

The financial impact and assumptions, and again I’m going to reiterate something that should be consistent with every other transaction we’ve done. There are no revenue synergies built into this. Our ability to lever up the franchise. You clearly have that opportunity in all the partnerships that we’ve done, but I think the upside in this partnership is even stronger given the size and the impact that we have in the market and the quality of the teams that we’ll bring together. It does have as I mentioned 6.2% EPS accretion in 2020 with fully phased cost savings of 40%. Tangible Book Value dilution of 3.4% with an earnback of around 3.5 years using the crossover method. We are still extraordinarily well capitalized post-transaction with a tangible common equity of slightly over 8% and 12% of risk-based capital, and again I don’t need to remind all of you, but our balance sheet tends to have a lower risk average than others. Cost savings as I mentioned, 40% of Klein’s total noninterest expense base, about $22.5 million. We do have fully loaded into our tangible book earnback, one-time charges of $40.3 million. We estimate 67% of those will be incurred at closing with the balance of those incurring in 2019. Credit mark, I will just tell you that Daryl scrubbed through the portfolio with our due diligence team, we feel very comfortable with the credit mark. This is a high-quality franchise with high quality lending. Very similar to the legacy Old National in dealing with small to medium size business. Very granular portfolio with not a lot of size-risk in terms of that. There is $2.1 million in benefits or loss due to the Durbin Amendment.

Slide 11, really, I think the headline here would be “We’re not your father’s Oldsmobile anymore.” When you think about what we’ve done as a company, you look at the highlighted areas, they’re all markets we’ve entered as we went through our transformational strategy. Seven of the 10 deposit markets we are currently in, 50% of those are in markets that are faster growth markets in the Midwest. These are very high-growth markets and not they hyper-competitive markets like Chicago or some of the other larger markets. Clearly, Minneapolis becomes Old National’s largest market with slightly over $3 billion in deposits and as I said #5 in market share as we go forward.

Let me just summarize it and then I’ll be happy to take questions. We do think this is an absolute perfect partnership, and as I said in the beginning with my analogy, it’s like we found that perfect puzzle piece in the Twin Cities and putting these two franchises together just makes great opportunities for us in terms of market coverage, in terms of product capabilities in a very, very vibrant market. Building upon the successes we already have in this market, positions us as #5. We also become the 4th largest community bank in the markets that we serve, and we would tell you that our board agrees and I think that we all agree that there is an opportunity for a strong community bank in these markets that we serve and we think that opportunity presents itself and we think we are extraordinarily well-positioned to be that institution.

We feel our hurdle rates in terms of accretion and in terms of earnback, clearly this transaction was done with shareholders in mind as we’ve reminded all of you we are going to be a frequent reviewer of opportunities, again back to my puzzle piece, we are going to turn over a lot of pieces of the puzzle, very few of those will fit with all that we’re looking for and this is clearly one that fit, both financially and strategically. As we go forward, this does increase our ROA by 10 basis points, fully loaded and probably just as, if not more importantly, reduces our efficiency ratio by 300 basis points as we continue to focus on operating leverage. In summary, I would say that this is the perfect transaction for us, terrific team, terrific market, great opportunity, building upon the momentum we already have here, and it does leverage our proven capability.

Catherine, with those very basic introductory comments, Jim, John and I are happy to take any questions from the audience.

Questions & Answers:

Operator: As a reminder, if you would like to ask a question, please press * and then the number 1 on your telephone keypad. We will pause for just a moment to compile the Q & A roster.

Q: Nathan Race, Piper Jaffray:

Good morning. Just wanted circle back on that first comment in terms of the attrition you’ve seen with Anchor so far. Just curious if that’s kind of within your expectations of what you anticipated at the onset of that transaction, kind of what you’re layering on for potential deposit and loan attrition at Klein?

A: Bob Jones:

Great question. So, actually the attrition so far has been better than we had modeled and better than we expected which we attribute to the team and the effort they’ve put forth. We used consistent numbers for both for Klein as well.

Q: Nathan Race, Piper Jaffray:

OK got it. Then for the Klein deposit base in more detail, obviously very impressive deposit base and overall cost, so just curious if that’s just a function of their retail deposits as a percent of total deposits? Or any color you can provide, any other granularity within that Klein deposit base would be helpful.

A: Bob Jones:

I think it’s a little bit of that, but I also think it’s their model. I think what Klein has done is really focused on being a true community bank with a great retail experience and it’s something we think we can leverage up here in the franchise. They do a lot of extraordinary things to take care of their clients, they have a great brand recognition and they also have great people. They are really focused on a true retail banking model. It gets to the point I made earlier, we think there is value in just a true community banking model in this franchise and now that we can cover both sides of the river, presents great upside for us.

Q: Nathan Race, Piper Jaffray:

And then just lastly thinking about the margin outlook, you know, just subsequent to closing. You’re picking up a decent chunk of excess liquidity in this transaction, so Jim, just maybe curious how we should think about that margin in the quarter following close and if you anticipate any restructure within the securities portfolio? Obviously, you want to deploy a lot of liquidity into loans over time, but just kind of curious how we should be thinking about that.

A: Jim Ryan, Old National Bancorp Chief Financial Officer:

I’ll just remind you that they are an S Corp so when you do the adjustments for a C Corp, just be mindful of that. I would say their margin is slightly accretive, it’s pretty similar to ours but slightly accretive obviously with that strong deposit base. We do not anticipate any major balance sheet shifts or restructuring. This obviously lowers our loans to deposits which we’re very pleased with and lowers our cost of deposits, but don’t really see any major shifts as a result of closing this transaction.

Q: Nathaniel Tower, Stephens, Inc.:

This is actually Nate on for Teri. Thanks for taking the question. Maybe you can just start off, I know you guys mentioned you are not building any revenue synergies, but you mentioned CRE, mortgage, SBA, could you maybe elaborate on the opportunities?

A: Bob Jones:

I think first of all, the success that we’ve had in the middle markets with Anchor I think really transcends over to this transaction so if you look at 12% loan growth since close with Anchor, we think that upside is here as well. We think the market really is looking for someone of substance to be able to really serve that small to medium size business. So clearly, there are revenue opportunities there. Klein brings a very good LPL franchise in terms of their investment brokerage, we clearly think there’s upside in the wealth area, and when you think about mortgage opportunities, capital markets, quite frankly we think there’s the ability to lever what was a $3 billion franchise in this market, there’s tremendous upside for us.

Q: Nathaniel Tower, Stephens, Inc.:

Absolutely. And then how are you thinking about employee retention, have you locked up some of the key people, and just that aspect?

A: Bob Jones:

As you know our mantra is people are our most important asset so as you go into these processes it is really important to lock them up both financially as well as win their hearts and minds, and we think we’re well on the path to do that. As I told the team here at Klein and the folks at our franchise, we’re going to put the best team on the field, we think there’s an opportunity to invest in even more people facing off with clients as we continue to build this franchise, so we will work very, very hard to retain everybody that is necessary for us to provide that upside we think is here.

Q: Nathaniel Tower, Stephens, Inc.:

Then maybe just one last one. You guys are going to look at a lot of puzzle pieces. How is the pace of cutting those pieces changed over the last couple of months? Are you having more conversations, less, and then how are sell expectations?

A: Bob Jones:

We’ve probably gone from a 100-piece puzzle to a 300-piece puzzle. Clearly with some of the transactions that have happened over the last couple of weeks, people that thought they were buyers are probably becoming sellers, but I would just also tell you we’re going to look at a lot of pieces in that 300-piece puzzle before we put the right piece in place, but I don’t feel compelled to finish the puzzle at this stage.

Q: Kelly Motto, KBW:

Congrats on the deal. I would just like to follow up on one of the first questions that were asked on deposits because your betas have been some of the best in this universe based on your legacy markets, and as you mentioned in your prepared remarks, Klein has had basically no move in their interest-bearing deposit cost so far. So now that pro forma I believe your largest market, how should we be thinking about deposit betas in the Twin Cities market and how sustainable is that really low deposit beta in this market going forward?

A: Bob Jones:

We’d be crazy to think that we can maintain a negative deposit beta or even keep it in the low numbers that we are, clearly with the rate changes that we’ve seen from the Fed, the upward pressure. As Jim reminds me frequently, betas are going to change. We still believe that we will lag the market in terms of deposit beta. The beauty of our franchise is while this is our largest market we have the ability to fund growth here in addition to other areas throughout our franchise so that ability to do that is going to keep our betas at lower levels than most of our peers, if not all of our peers, as we move forward. But yes, we also realize the retention of our clients is going to require us to move some of those deposit rates.

Q: Kelly Motto, KBW:

Thanks, and if I could just ask one more. That 15.6 times 2019 earnings multiple, I was wondering for your 2019 earnings estimate, does that include any tax of any kind on Klein’s earnings and the tax rate you’re assuming for Klein in the accretion numbers?

A: Bob Jones:

We used our model tax rate which is around 24.6%. Obviously, they’re an S Corp and we wanted to use the C Corp model.

Q: Scott Beury, Boenning and Scattergood:

Congratulations on the deal. I was just wondering if you could provide any color just with regard to the cost savings? Obviously, it’s a pretty attractive run rate here, but kind of looking at the branch map and how it fits with the Anchor franchise, it doesn’t look like there is too much branch overlap. Anything that you can kind of give there in terms of detail or on the cost savings would be helpful.

A: Bob Jones:

Sure. Obviously, we view this as an in-market transaction, so anytime you have in-market you have opportunity. We will continue to evaluate the branch area, but we do have other real estate opportunities. Obviously, the most difficult part of a partnership like this there is backroom and other areas that will be affected. The large portion of those savings are people followed by real estate as we think about some of the larger facilities up here, and again, because it is now in market, we think that opportunity makes sense to go forward.

Q: Scott Beury, Boenning and Scattergood:

Thank you. I guess to kind of piggy back off that, do you have any particular viewings regarding whether with this retail franchise, whether there is going to be more sensitivity to potential branch consolidations here? With your prior comments about the really low deposit betas as well as really low cost of funds, you kind of perceive that there is going to be a less wiggle room to really close some locations if need be?

A: Bob Jones:

Yeah, that’s such a great question Scott. I would just say that the uniqueness of this market is these are large suburbs. We call it the Minneapolis/St. Paul market, but you know, you have places like Chaska and other areas that are just really large markets that are served by these facilities. So the geographic reach of their branches is a lot different than the markets we are used to. We are going to be more sensitive to that because we need to understand customer behavior and customer patterns and those areas as we think through it. These are like little mini community banks within large suburbs. I think we have to be cautious saying that. We all know that the world of retail banking is changing dramatically and we need to be prepared to do that. It is a very intuitive question.

Q: John Rodis, FIG Partners:

A lot of questions have been asked and answered. But, you guys are in five states today, and just from a geographic standpoint, as you look out over the next few years, what is your priority as far as doing potentially more deals in those states in market versus are there new markets that you still think are more attractive that you would want to get into?

A: Bob Jones:

I am not sure there are markets that we want to get into that are more attractive. Obviously, we are going to look at opportunities in certain markets. We are really focused on the five states that we serve. Consistent with what we’ve said, we think we would like to be larger in Michigan, we think there is opportunity in Wisconsin, we will continue to look at opportunities here in Minnesota and in the Northern part of our home state of Indiana and obviously the Louisville and Lexington are markets we are very, very committed to. So again, given the, frothy might be the strong description, but I think with some of the recent transactions and the prices paid compared to what we did, I think there may be more sellers in the process. I am going to reiterate, the puzzle pieces have to fit and it has to fit into the puzzle we have. We don’t feel compelled to put that piece in the puzzle today. I would be remiss if I didn’t bring it up. We have no interest in Chicago. Despite what has happened in Chicago recently, I think there are still more opportunities for consolidation, and we just don’t view ourselves as a player there.

Q: John Rodis, FIG Partners:

Okay. You kind of exited downstate Illinois in the last few years, so yes.

A: Bob Jones:

Yeah, we have two branches in Danville, Illinois which is right on the Terre Haute border. It is actually one of our most profitable markets. We have some significant relationships there that we service but that is our only commitment to Illinois. While Sandgren loves the Cubs and I love the restaurants in Chicago, it’s not a market for us.

Q: John Rodis, FIG Partners:

Jim, one question for you on the EPS accretion. I am assuming as in prior deals that includes yield accretion. The $15.2 million over roughly three years?

A: Jim Ryan:

Correct.

Q: John Rodis, FIG Partners:

Okay, so roughly $5 million a year, I guess. Maybe front-end loaded a little bit?

A: Jim Ryan:

Yeah, roughly. Maybe slightly more than that, but front-end over the first couple of years for sure.

Q: Kevin Swanson, Hovde Group:

Does the size of the deal take you out of the market at all?

A: Bob Jones:

I don’t really think it takes us out of the market, but I think it just reinforces that we are going to look at a lot of puzzle pieces and we are going to select the right ones. We’ve built an inherent capability to do integration. I wouldn’t say we are perfect, but we are really, really good at it, and our systems people are prepared. Quite frankly, there is a euphoria that comes across the company as it continues to build and an excitement. At the top of my mind is going to be the best interest of the shareholder.

Q: Kevin Swanson, Hovde Group:

Yeah. Obviously with an increase of flexibility from a loan-to- deposit ratio and the beta, are there certain of your current markets that your kind of looking to flex that in? Do you see growth opportunities in any of them specifically?

A: Bob Jones:

Yeah, that’s a great question. We think there is growth opportunities, but it is going to be within our risk profile and our risk statement. We are not going to go out and all the sudden $60 million multi-family real estate deals in Indianapolis. We are going to stick to our basic knitting. As you all know our average, origination in the first quarter was slightly under $500,000. Our average loan size is $400,000 on our commercial portfolio. I don’t know that we deviate from that. I think the beauty of Klein and Anchor together is that is kind of their sweet spot as well. Clearly, we think there is an opportunity to grow in Indianapolis, Louisville, Lexington, Madison, Milwaukee, Grand Rapids, the markets that Mr. demographically accretive was talking about. But I also would say we are going to stick to our basic risk profile because whether we are in the fourth, fifth or sixth inning of recovery, clearly, we all know that at some stage things are getting a little more frothy and you’ve got to be careful. Last thing I want to do is throw a Hail Mary at this stage of the game.

Q: John Arfstrom, RBC Capital Markets, LLC

A couple of things – Just on Anchor and Klein, I think you are saying they are compatible. You have your culture, the Anchor culture the Klein culture, you are putting all three of them together in a relatively short period of time. What do you worry about the most? What are you most excited about in terms of how you put all these together?

A: Bob Jones:

Yeah, so you worry about the employee, the associate. This is a lot of change to put into the market. They are dealing with clients and communicating change and we are telling them change, and I am not arrogant enough to think that we are perfect at it. We are going to have bumps. One of the messages I delivered this morning to the Klein associates is we are going to make mistakes, and the only commitment I would make, we are going to fix them as quickly as possible and that we are committed to doing what is right in every interaction with our associates and with our clients. So, you do worry, I mean you worry about frustration, you worry about workload. It’s a lot to ask of people. I’ve got the easiest part of this whole process. I get to go out and do the sales and the wine and dine and build the relationship with our partners, and then everybody else has to clean up after me. Sometimes that’s frustrating. So, you do worry about that. But I think we we’ve got really, really, really good people. I would tell you we had dinner last night with the Klein leadership group along with the family and the buzz in the room was great. I can’t underestimate the value of how well they know each other in terms of the Klein folks and the former Anchor folks, in fact, many of them worked together in some life in other institutions. But you do worry about that, John, and that transcends, you worry about clients and about doing what is right. The excitement is, this is just an incredible market with two very, very good banks that dominate the large end. We think there is a perfect sweet spot for a mid-sized community bank to come here and really make hay where the sun shines because Minneapolis, while it’s a large market, it’s still in many ways a big community that really wants a community bank that wakes up every day and worries about the community and gives back, and we are just going to build upon the legacy with Klein and Anchor.

Q: John Arfstrom:

Most important products that you need to add or where you see potentially the most upside from revenue synergies?

A: Bob Jones:

So, I think wealth is probably very close to the top of my list. We think there is a great opportunity up here with again, our sweet spot, which is that middle market, family-owned business entrepreneurial. We think there is a great opportunity to build on some Wealth Management. I think it’s going to take scale. Clearly, treasury management, capital markets, given where we are today, we think there is an opportunity here to build upon that. I think those would be the two most obvious ones as we go forward. Quite frankly, we are going to add RMs. We think there is upside in this market. With the team we got at Anchor today, we are at 12% loan growth. You add in Klein and then the ability to continue to grow, we think there is a real upside here.

Q: John Arfstrom:

Okay, I was going to ask about that, but that helps. A couple of more. Long-term leadership, have you talked about when you push all this together, the longer-term leadership plan in the Twin Cities?

A: Bob Jones:

Clearly, we have a lot of people. We have a lot of great leaders. As we blend these together, I think we have mentioned, Jeff Hawkins is committed to stick with us through a period of time. Doug Hile would be the same way, and we are going to work together and find out the right organization to take this to the next level as a group. We are geographically driven and what we want to do is find the right structure to be able to capture all of those opportunities. Again, we are off to a great start, just great communications amongst the teams and there is great leadership at this stage. Our best job is to get the hell out of their way and let them execute.

Q: John Arfstrom:

Okay. And the last one, I’m sorry to ask about this on the call, but it’s out in the public. The Klein DOJ settlement, which my editorializing is that it’s pretty unfair to Klein because it’s a great bank. But anything we need to be aware of? Is that done and gone and behind you or are there any commitments that Old National has to make going forward?

A: Bob Jones:

Yeah, no commitments. I will not opine on what I believe was an unjust decision by the DOJ. You know the Klein people. But when you look those three brothers in the eye and you talk about that DOJ issue, you can see the pain in their eyes saying we did not do this. But yet, there are certain things that you have to do to go forward, and I don’t want to speak for the Klein brothers, but they didn’t want their names sullied around anymore in this. So, they made the right choice for them in the long-term, but there is no impact to us and our ability to grow from here is significant.

Operator:

And there no following questions at this time.

Bob Jones:

Great. Obviously, Jim, John and I are up in Minneapolis, but if there are any follow-up questions, Lynell is back in the office or you can reach out to John via email. We appreciate everybody’s support and we look forward to talking to you soon at the end of the second quarter.

Operator:

This concludes Old National’s call. Once again, a replay along with the presentation slides will be available for 12 months on the Investor Relations page of Old National’s website, oldnational.com. A replay of the call will also be available by dialing 1(855)859-2056, conference ID code 5564266. This replay will be available through July 6. If anyone has any additional questions, please contact Lynell Walton at (812) 464-1366. Thank you for your participation in today’s conference call.